UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Geos Communications, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Preferred Stock Series F, no par value

Preferred Stock Series H, no par value

Warrants to Purchase Common Stock, no par value

(Title of Class of Securities)

37363N 102
(CUSIP Number of Class of Securities)

Chris Miltenberger
President
430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard F. Dahlson
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas 75202
(214) 953-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 2,640,000	$ 188.23

*
Estimated, for purposes of calculating the amount of the filing fee only, pursuant to Rule 457(f)(2) based on one-third of the stated value of the shares of the Company’s Preferred Stock Series F, no par value per share, and Preferred Stock Series H, no par value per share, that may be received by the Company in the Offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $71.30 per $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ _________	Filing Party: _________

Form or Registration No.: __________	Date Filed: _________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2010, by Geos Communications, Inc., a Washington corporation (the “Company”), relates to the offer (the “Offer”) by the Company to current holders (the “Series F Holders”) of Preferred Stock Series F, no par value per share, of the Company (“Series F Preferred Stock”) and current holders (the “Series H Holders”) of Preferred Stock, Series H, no par value per share, of the Company (the “Series H Preferred Stock”), the opportunity to exchange (i) all of the Series F Preferred Stock and Series H Preferred Stock they own for our Preferred Stock Series I, no par value per share, of the Company (“Series I Preferred Stock”) and (ii) all of the warrants issued to the Series F Holders and Series H Holders in conjunction with the purchase of the Series F Preferred Stock and Series H Preferred Stock (the “Old Warrants”) for new warrants (the “New Warrants”).  The Series F Preferred Stock and Series H Preferred Stock are referred to herein together as the “Old Preferred Stock”.  In exchange for their shares of Old Preferred Stock (i) they will receive an equal number of shares of Series I Preferred Stock and (ii) the accrued, but unpaid dividends associated with those shares of Old Preferred Stock (the “Dividends”) will be paid in shares of our Common  Stock in accordance with the certificates of designation for the Series F Preferred Stock and Series H Preferred Stock.  In exchange for each Old Warrant they will receive a New Warrant to purchase an amount of shares of Common Stock, no par value, of the Company (the “Common Stock”), equal to 50% multiplied by the number of shares of Common Stock into which a share of Series I Preferred Stock would convert were it convertible immediately upon issuance. The terms and conditions of the Offer are set forth in the Offer to Exchange Series F Preferred Stock and Series H Preferred Stock and Related Warrants to Purchase Common Stock for Series I Preferred Stock and Related Warrants to Purchase Common Stock (the “Offer to Exchange”) and the accompanying Letter of Transmittal, which are filed as exhibits (a)(1) and (a)(2), respectively, hereto.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the issuer is Geos Communications, Inc., and the address and telephone number of its principal executive office is 430 North Carroll Avenue, Suite 120, Southlake, Texas 76092, (817) 240-0200.

(b) Securities.

The information set forth in the Offer to Exchange under “Number of Shares Series I Preferred Stock; New Warrants; Expiration Date” and “Source and Amount of Consideration; Terms of Series I Preferred Stock and New Warrants” is incorporated herein by reference.

(c) Trading and Market Price.

None of the Series F Preferred Stock, Series H Preferred Stock or Series I Preferred Stock is publicly traded. The information set forth in the Offer to Exchange under “Price Range of Our Common Stock” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

 The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Number of Shares Series I Preferred Stock; New Warrants; Expiration Date”, “Procedures”, “Withdrawal Rights”, “Acceptance of Old Preferred Stock and Old Warrants for Cancellation; Issuance of Series I Preferred Stock and New Warrants”, “Source and Amount of Consideration; Terms of Series I Preferred Stock and New Warrants”, “Status of Old Preferred Stock and Old Warrants We Acquire in the Offer; Accounting Consequences of the Offer”, “Material United States Tax Consequences”, and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements involving the Subject Company’s Securities.

 The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.

The information set forth in the Offer to Exchange under “Purpose of the Offer; Other Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under “Purpose of the Offer; Other Transactions” and “Acceptance of Old Preferred Stock and Old Warrants for Cancellation; Issuance of Series I Preferred Stock and New Warrants” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under “Purpose of the Offer; Other Transactions” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

The information set forth in the Offer to Exchange under “Source and Amount of Consideration; Terms of Series I Preferred Stock and New Warrants” and “Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” and Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Exchange under “Procedures” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.

The information for (1) the fiscal year ended December 31, 2009 set forth under “Item 8. Financial Statements and Supplementary Data” in the Company’s annual report on Form 10-K as filed with the Commission on May 7, 2010 (the “Annual Report”); (2) the three months ended March 31, 2010 set forth under “Item 1. Financial Statements” in the Company’s quarterly report on Form 10-Q as filed with the Commission on May 21, 2010 (the “First Quarterly Report”); (3) the three months ended June 30, 2010 set forth under “Item 1. Financial Statements” in the Company’s quarterly report on Form 10-Q as filed with the Commission on August 16, 2010 (the “Second Quarterly Report” and, together with the First Quarterly Report, the “Quarterly Reports”); and (4) the information set forth in the Offer to Exchange under “Information About Geos Communications” is incorporated herein by reference. A copy of the financial statements contained in the Annual Report and Quarterly Report will be made available to any eligible participants in the Offer upon request.

(b) Pro Forma Information.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

ITEM 12.	EXHIBITS.

Exhibit
Number	Exhibit Name
(a)(1)
Offer to Exchange Series F Preferred Stock and Series H Preferred Stock and Related Warrants to Purchase Common Stock for Series I Preferred Stock and Related Warrants to Purchase Common Stock, dated October 14, 2010

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Withdrawal Letter

(a)(4)	Email to Eligible Participants

(a)(5)	Form of Participant Statement

(a)(6)	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter

(d)(1)	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed with the SEC on April 15, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(2)	Quarterly Report on Form 10-Q for the three months ended March 31, 2010 (filed with the SEC on May 21, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(3)	Quarterly Report on Form 10-Q for the three months ended June 30, 2010 (filed with the SEC on August 16, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(4)	Current Report on Form 8-K (filed with the SEC on September 3, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(5)	Definitive Proxy Statement for our fiscal 2009 Annual Meeting of Shareholders (filed with the SEC on May 21, 2009, file no. 000-27704, and incorporated herein by reference).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOS COMMUNICATIONS, INC.

By:	/s/ Chris Miltenberger

Name:	Chris Miltenberger

Title:	President

Date:	October 14, 2010